Exhibit (a)(3)(i)

William T. Connolly, Jr., CFA
Senior Managing Director
Head of Retail Management
Putnam Retail Management LP
One Post Office Square
Boston, Massachusetts 02109

Putnam Investments

February 2007

Dear Investment Colleague:

As you may know, earlier this month the Board of Trustees of the Putnam Funds announced its approval in principal of plans to merge Putnam California Investment Grade Municipal Trust (“PCA”) into an open-end fund also managed by Putnam: Putnam California Tax Exempt Income Fund. Following that announcement, the Board sent a letter to shareholders concerning a tender offer to purchase common shares of PCA made in January by a current minority shareholder of the fund, the Mildred B. Horejsi Trust (the “Horejsi Trust”). In the letter, Chairman of the Board John A. Hill outlined reasons for rejecting the tender offer and approving the merger proposal. Since that time, Chairman Hill has sent a second letter to PCA shareholders, in which he provides additional clarifying information about the Board’s position on the tender offer by the Horejsi Trust and reminds shareholders of what the Board considers the superior terms of the merger proposal.

As you will see from Chairman Hill’s second letter, which I attach, the Board believes the Horejsi Trust’s tender offer is not in the best interests of shareholders. Among other things, the tender offer, if accepted, would trigger a tax bill for investors, which in all likelihood runs counter to your clients’ tax-advantaged investment objectives. Moreover, the Horejsi Trust’s intentions to terminate Putnam as the fund manager and abandon the fund’s tax-exempt strategies may significantly increase the fund’s advisory fees while opening the fund to a potentially unknown and inexperienced fund manager. The merger, by contrast, is expected to be a non-taxable event for your clients, and would continue to offer them a California-focused tax-advantaged investment strategy supported by Putnam’s significant research and fund management expertise.

The Board’s goal and Putnam’s top priority is to protect the interests of fund shareholders. In the present case, this involves advising strongly against the Horejsi Trust’s offer, since it carries potentially significant negative consequences for your clients.

We appreciate the time and consideration you give to this matter. If you have any questions about the tender offer, please call PCA’s communication agent for the tender offer at 1-866-783-6928.

Sincerely,

Your clients should carefully consider the investment objective, risks, charges, and expenses of a fund before investing. For a prospectus containing this and other information for any Putnam fund or product, call Putnam Dealer Marketing Services at 1-800-354-4000. Your clients should read the prospectus carefully before investing.

For Dealer Use Only
Putnam Retail Management
242669 2/07